April 30, 2010

Phillip B. Donenberg
Chief Financial Officer, Treasurer and Secretary
BioSante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069

Re: BioSante Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
         Definitive Proxy Statement filed on Schedule 14A
         Form 8-K dated October 14, 2009
         File Number: 001-31812

Dear Mr. Donenberg:

        We have reviewed your response letter dated March 11, 2010 and have the following comment. In this comment, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business, page 1

> 1. We note your response to prior comment 1. You have described yourself as a specialty pharmaceutical company. The fact that your financing agreements raised more money during 2009 than the revenues you have received from the sale of Elestrin does not mean that you are not substantially dependent on the agreement you have to market Elestrin, which is currently your only

commercially available product. In fact, the revenue stream related to your agreement with Azur Pharma International II Limited may have made it easier to raise equity on acceptable terms as it demonstrated your ability to develop and commercialize a pharmaceutical product. Additionally, our comment was raised with respect to your annual report for fiscal year 2008, a year in which you did not raise more funds through equity financing than you generated through the sale of your only product. Indeed, for the year ended December 31, 2008, the revenues received from the Azur Pharma agreement amounted to 85% of your revenues and greatly exceeded cash inflows relating to financing activities.

We have considered your argument that you amended your agreement with Azur Pharma in December 2009 pursuant to which you received approximately $3.0 million in lieu of the future royalty stream. However, during the year ended December 31, 2009, approximately 87% of your revenues were still generated from the original Azur Pharma agreement and you are still entitled to milestone payments under the amended agreement.

Therefore, we continue to believe that you were substantially dependent on the Azur Pharma agreement as of December 31, 2008 and that you continue to be substantially dependent on the agreement as of December 31, 2009. Accordingly, we request that you file the agreement as soon as possible. We will not be in a position to clear your filing until the exhibit has been filed.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have any questions regarding the processing of your response as well as any questions regarding any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Amy E. Culbert, Esq.
        Oppenheimer Wolff & Donnelly LLP
        45 South Seventh Street, Suite 3300
        Minneapolis, MN 55402-1509